Gold Horse International, Inc.

No. 31 Tongdao South Road, Huiming District

Hohhot, Inner Mongolia, China

Telephone: (800) 867-0078

Fax: (954) 337-2204

Email: adamw@cfooncall.com

September 8, 2009

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention:	Terence O’Brien, Accounting Branch Chief
Tracey McKoy, Staff Accountant
Melissa Rocha

Re:	Gold Horse International, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended June 30, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
File No. 000-30311

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated August 10, 2009 on the above-referenced filings. Following is the Company’s response to such comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

1.

We note your response to prior comment 3 and your Form 8-K filed July 6, 2009. Please tell us the status of your initial installment payment that was due July 24, 2009 under the Amendment Agreement. Tell us whether this amount was paid timely and if not, whether the Company accrued the default penalty of $654,900. Also tell us what consideration was given to disclosing an update to this required installment payment in a Form 8-K, otherwise please ensure that you disclose this information in future filings.

RESPONSE:       The Company paid the initial installment of $382,481 that was due on July 24, 2009 in full on a timely basis; accordingly, the Company has not accrued the default penalty of $654,900. Because the payment was made in accordance with the terms of the agreement and the disclosure which appeared in the Company’s Form 8-K filed on July 6, 2009, the Company did not consider it necessary to update the status. The Company will, however, include this information in its 2009 Annual Report on Form 10-K and such additional future filings as necessary.

We trust the foregoing is fully response to the staff’s comments.

Sincerely,

/s/ Adam Wasserman
Chief Financial Officer

cc:	James M. Schneider, Esq.